EXHIBIT (a)(1)(vii)

Highlights of the Sirona Stock Option Exchange Program

Introducing the Exchange Program

The Exchange Program is a one-time offer to exchange Eligible Options for Replacement Options to purchase fewer shares at a lower exercise price.

Stock options enable you to benefit when the market price of Sirona common stock exceeds the exercise price of your exercisable options. Some outstanding Sirona stock options are substantially “underwater” (meaning that the exercise price is significantly higher than the current market price). To help restore the motivational and retention value of stock options, Sirona is offering you the opportunity to exchange certain underwater options that you currently hold for Replacement Options to purchase fewer shares at a lower exercise price, as explained below. If you exchange Eligible Options, they will be cancelled and Replacement Options will be issued in their place.

This brochure provides a general description of the Offer and includes information you should consider when making your decision to participate in the Exchange Program.

For complete details on the Exchange Program, please read the Offering Memorandum (the “Offering Memorandum”) included in this mailing. Many concepts and terms used in this brochure are further described and defined in the Offering Memorandum. Please read the Offering Memorandum in its entirety. If you need another copy of the Offering Memorandum, please send an e-mail directly to optionexchangeacceptance@sirona.com or call (718) 482-2285. You will be able to leave a voice message on these extensions.

Your Participation is Voluntary

You can choose whether or not to participate in the Exchange Program — the decision is entirely yours. This is a one-time offer. The Offer opens on December 18, 2008 at 9:00 a.m. EDT and ends on January 21, 2009 at 5:00 p.m. EDT. To participate, you must complete and submit your Election Form to us before the Offer closes. If you choose not to exchange any options, no action is required.

Key Dates

Date	Action
December 18, 2008 (9:00 a.m. EDT)	Offer opens
December 18 — January 21, 2009	Election period
January 21, 2009 (5:00 p.m. EDT)	Offer ends
January 21, 2009	Eligible Options tendered and accepted for exchange and not withdrawn are cancelled and Replacement Options are granted

Note that dates for election period and grant of Replacement Options may change. In addition, we may decide to terminate this Offer at any time prior to the expiration of this Offer as described in the Offering Memorandum.

Highlights of the Sirona Stock Option Exchange Program

Option Exchange Program At-a-Glance

Here are the basic provisions of the Sirona Stock Option Exchange Program. This summary is qualified in its entirety by reference to the Offering Memorandum included in this mailing.

Provision	Description
Eligible Persons

You will generally be eligible to participate in the Exchange Program if you are an active employee or consultant of Sirona holding at least one Eligible Option as of:

•     The day the Offer opens (December 18, 2008),

•     The day the Offer ends (January 21, 2009), which is also expected to be the grant date of the Replacement Options.

Employees who are on the following types of leave are also eligible: long-term disability, military, short-term disability, family medical, short-term personal, health and other short-term leaves approved by Sirona.

Ineligible Persons	You are ineligible to participate in the Exchange Program if you are a retiree, a person on short-term leave of absence not described above, a terminated employee or a member of the Board of Directors of Sirona.

Eligible Options	Outstanding options granted under the 2006 Plan with an exercise price equal to or greater than $21.32 is eligible. Check your personalized information in the materials that were mailed to you for details on your Eligible Options.

Number of Shares that may be Purchased with Replacement Options	Your Replacement Option will represent the right to purchase fewer shares than the Eligible Option tendered for exchange. The number of shares represented by your Replacement Option will be determined using an exchange ratio designed to result in the fair value of the Replacement Option being equal to the fair value of the exchanged Eligible Option at the time immediately prior to the Eligible Option being cancelled. The exchange ratios used in this Offer will be calculated by our independent compensation consultant using the Black-Scholes option valuation model and based upon the closing price of our common stock on NASDAQ on the exchange date, which is expected to be the expiration date of this Offer, as well as other valuation assumptions.

Exercise Price of Replacement Options	The exercise price of the Replacement Options will be the closing price of Sirona stock on NASDAQ on the grant date, which is expected to be January 21, 2009.

Expiration Date of Replacement Options	Each Replacement Option will have the same expiration date as the Eligible Option for which it was exchanged.

Vesting of Replacement Options

Each Replacement Option will be unvested at the time it is granted, and will vest according to the following schedule:

•     If and to the extent an Eligible Option was vested on January 21, 2009, a like percentage of the Replacement Option will become vested on January 21, 2010.

•     If and to the extent an Eligible Option was not vested on January 21, 2009, a like percentage of the Replacement Option will become vested on the first anniversary of the vesting date(s) on which such unvested portion of the Eligible Option would otherwise have become vested.

For example, assume an Eligible Option is fully vested on January 21, 2009 and that the Eligible Option is exchanged for a Replacement Option under the Exchange Program. Subject to continuing employment or service conditions, the Replacement Option will not be vested upon grant but will become fully vested on January 21, 2010.

Provision	Description
As another example, assume an Eligible Option vests in four equal 25% increments starting July 1, 2008, so that, on January 21, 2009, the Eligible Option is 25% vested. If the Eligible Option is exchanged for a Replacement Option under the Exchange Program, then, subject to continuing employment or service conditions, the Replacement Option will become 25% vested on January 21, 2010, and 25% vested on each of July 1, 2010, July 1, 2011 and July 1, 2012 in four annual 25% increments starting January 21, 2010.

Grant-by-Grant Exchange	If you hold more than one Eligible Option grant, you may choose which, if any, Eligible Option grants to exchange. Each Eligible Option grant you exchange must be exchanged in its entirety. For information concerning your specific Eligible Option grants, please see the personalized Election Form in the materials included in this mailing.

Election Period	You may elect to exchange your Eligible Options anytime between 9:00 a.m. EDT on December 18, 2008 and 5:00 p.m. EDT on January 21, 2009. You must continue to be an Eligible Person at the time the Offer ends and at the time the Replacement Options are granted in order for your exchange election to be valid. Exchange elections received after 5:00 p.m. EDT on January 21, 2009 will not be valid.

Grant Date of Replacement Options	We expect that options you elect to exchange will be accepted by us and cancelled and Replacement Options will be granted on January 21, 2009 (the expiration date of the Offer), unless the Offer is extended.

Highlights of the Sirona Stock Option Exchange Program

How to Exchange Your Options

Please read the following instructions for completing your exchange election. You should complete your exchange election by signing and returning the personalized Election Form that was mailed to you.

If you choose not to exchange your Eligible Options, no action is required on your part. In that case, you will continue to hold your Eligible Options at their current exercise price until you exercise them, or until they expire or, in the case of certain terminations of employment, are otherwise forfeited.

Step 1: Get Ready

•	Carefully read all materials related to the Exchange Program, including the following:

•	Offering Memorandum

•	Election Form

•	Review the information on your Eligible Options and the related Replacement Options in your personalized Election Form.

•	If you have questions about the Exchange Program, you can:

•	Call (718) 482-2285. You will be able to leave a voice message on these extensions.

•	E-mail your questions to: optionexchangeacceptance@sirona.com.

•	Consult your personal financial and tax advisors.

Step 2: Make Your Election

Complete the Election Form that was mailed to you and (1) fax it to: (718) 482-2516, (2) mail it to: Sirona Dental Systems, Inc., 30-30 47th Avenue, Suite 500, Long Island City, New York 11101, Attn: Investor Relations, or (3) scan the completed and signed Election Form and e-mail it to: optionexchangeacceptance@sirona.com. DO NOT send Election Forms via inter-office mail. You will receive an e-mail confirming receipt of your Election Form. Remember, your completed Election Form must be RECEIVED by Sirona by 5:00 p.m. EDT on January 21, 2009. Election Forms received after this time will not be valid and your options will not be exchanged.

Changing Your Election

You may change your election at any time up to the close of the Offer at 5:00 p.m. EDT on January 21, 2009. To do so, call (718) 482-2285 or e-mail optionexchangeacceptance@sirona.com and request a replacement Election Form. Return the completed replacement Election Form by (1) faxing it to: (718) 482-2516, (2) mailing it to: Sirona Dental Systems, Inc., 30-30 47th Avenue, Suite 500, Long Island City, New York 11101, Attn: Investor Relations, or (3) scanning the completed and signed replacement Election Form and e-mailing it to: optionexchangeacceptance@sirona.com. DO NOT send replacement Election Forms via inter-office mail. Your replacement Election Form must be RECEIVED by Sirona by 5:00 p.m. EDT on January 21, 2009. Replacement Election Forms received after this time will not be valid and your change will not be effective.

Find Answers to Your Questions

If you have questions after reading all of the materials, please send an e-mail directly to optionexchangeacceptance@sirona.com or call (718) 482-2285.

Important Legal Information

In order to participate in this Exchange Program, you must follow the instructions in the Offering Memorandum. You must be an Eligible Person to participate in the Exchange Program, as fully described in the Offering Memorandum. Only certain outstanding Sirona’s stock options are eligible to be exchanged. These Eligible Options are fully described in the Offering Memorandum.

The Offering Memorandum contains valuable information that may help you decide whether or not to participate in the Exchange Program. For complete terms and conditions, please review the Offering Memorandum. If there is any discrepancy between this material and the Offering Memorandum, the Offering Memorandum will govern. Participation in the Exchange Program does not constitute a contract of employment or otherwise guarantee employment with Sirona. This is a one-time offer to exchange Eligible Options in order to receive a lesser number of Replacement Options with a lower exercise price. Sirona expects to cancel the Eligible Options offered for exchange and grant the Replacement Options on the expiration date of the exchange offer.

There can be no assurances that the price of our stock will increase, thereby creating value for holders of our stock options, or that exchanging Eligible Options would be more advantageous than keeping them. Sirona is not advising you as to whether or not to participate in the Exchange Program. Only you are responsible for deciding whether to exchange your Eligible Options. When you participate in a stock-based program, you take on a number of risks, including Company risk and market risk.

This material is for communication purposes only and is non-binding. Sirona is not forecasting, in this or related materials, possible future increases, if any, in the value of Sirona common stock.

This e-mail will confirm that we have received your completed Election Form.

This election replaces any prior elections you may have made, if any. You may change your election at any time up to the close of the offer at 5:00 p.m. EDT on January 21, 2009, unless the offer is extended. Your election, if any, in effect at that time will become irrevocable.

If you have any questions, please send an e-mail to optionexchangeacceptance@sirona.com or call (718) 482-2285. You will have the ability to leave a voice message on these extensions.